One Stop Systems, Inc.	Exhibit 21.1

Organizational Structure

•	One Stop Systems Inc.
•	Concept Development, LLC
•	One Stop Systems, GmbH
•	Bressner Technology GmbH

One Stop Systems, Inc. Parent Company Concept Development, LLC 100% wholly owned subsidiary One Stop Systems, GmbH 100% wholly owned German subsidiary Bressner Technology GmbH 100% wholly owned German subsidiary